United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 1-12984

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2013 AND 2012

AND FOR THE YEAR ENDED DECEMBER 31, 2013

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.:

We have audited the accompanying statements of net assets available for benefits of the PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC. (“Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC. as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

A Limited Liability Partnership

Certified Public Accountants

June 16, 2014

Arlington, Texas

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2013 AND 2012

	December 31,
	2013	2012
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$63,059,737	$52,086,588
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust (Note 2)	(38,886)	(88,818)

Total Investments	63,020,851	51,997,770
Notes receivable	1,261,387	1,109,288
Employers’ contribution receivable	3,932,247	2,803,875

Total Assets	68,214,485	55,910,933
Excess Contributions Payable	(38,617)	—

Net Assets Available for Benefits	$68,175,868	$55,910,933

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

Additions:
Participating Employers’ contributions	$3,893,630
Participant contributions	2,574,380
Participant rollovers	1,082,881
Interest in the Eagle Materials Inc. Plans Master Trust investment income	10,241,907
Interest income on participant loans	59,747

Total Additions	17,852,545

Deductions:
Distributions to participants	(5,585,002)
Administrative expenses	(5,136)

Total Deductions	(5,590,138)

Net Increase	12,262,407
Net Assets Available for Benefits:
Beginning of year	55,910,933
Transfer from the Eagle Materials Inc. Hourly Profit Sharing Plan	2,528

End of year	$68,175,868

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted April 1, 1994 and amended and restated January 1, 2009, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During the year ended December 31, 2013 the Plan was amended to include employees of Audubon Materials LLC, Tulsa Cement Company LLC, Kansas City Readymix LLC, Kansas City Aggregates LLC and Audubon Readymix LLC. Additionally, the Plan was amended to accept direct rollovers due to mergers and acquisitions.

Participants enter the Plan, for profit sharing purposes, on the first January 1 or July 1 after their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined by the Plan, to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $49,000, whichever is less) for participant contributions, Participating Employers’ contributions and participant voluntary (after-tax) contributions.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s annual compensation.

The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2013 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $60,000 at December 31, 2013.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Excess Contributions Payable

The Plan failed the discrimination test for the year ended December 31, 2013. Excess contributions totaling $38,617 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year. The Plan reimbursed these excess contributions to its participants during 2014.

Vesting

Employer Profit Sharing Contributions to the Plan vest as follows:

Years of Service	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.

Participants are always fully vested in their participant and voluntary contributions, related earnings, and participant rollovers, as well as being fully vested in the event of full and permanent disability or death, as defined by the Plan.

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•	Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1. DESCRIPTION OF THE PLAN (continued)

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Notes Receivable

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1⁄2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments

All of the Plan’s investments, except for participant loans, are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Eagle Hourly Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

The Plan holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Below is the Plan’s share of Master Trust investments carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock:
Building Materials	$8,056,987	$—	$—	$8,056,987

Total common stock	8,056,987	—	—	8,056,987

Mutual funds:
Index funds	7,729,428	—	—	7,729,428
Lifecycle funds	25,898,478	—	—	25,898,478
Fixed income funds	3,879,685	—	—	3,879,685
Growth funds	12,207,762	—	—	12,207,762
International growth funds	2,707,567	—	—	2,707,567

Total mutual funds	52,422,920	—	—	52,422,920

Common/Collective trust	—	2,540,944	—	2,540,944

	$60,479,907	$2,540,944	$—	$63,020,851

	At December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock:
Building Materials	$6,322,477	$—	$—	$6,322,477

Total common stock	6,322,477	—	—	6,322,477

Mutual funds:
Index funds	5,539,420	—	—	5,539,420
Lifecycle funds	21,175,404	—	—	21,175,404
Fixed income funds	5,531,002	—	—	5,531,002
Growth funds	8,294,642	—	—	8,294,642
International growth funds	2,120,089	—	—	2,120,089

Total mutual funds	42,660,557	—	—	42,660,557

Common/Collective trust	—	3,014,736	—	3,014,736

	$48,983,034	$3,014,736	$—	$51,997,770

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2013, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2013 and 2012, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2013		2012
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Institutional	$2,594,568	60.5%	$1,913,746	64.6%
American Beacon Funds Small Cap Value Intitutional	2,362,788	77.3%	1,603,871	79.7%
Baron Small Cap Institutional	1,124,294	76.4%	690,438	79.7%
Brokerage Link	1,200,320	98.8%	1,015,607	100.0%
Fidelity Freedom 2000 Fund	4,339,837	39.2%	4,262,998	39.2%
Fidelity Freedom 2010 Fund	7,361,914	82.5%	6,865,471	81.7%
Fidelity Freedom 2020 Fund	13,075,858	75.3%	10,865,940	79.4%
Fidelity Freedom 2030 Fund	7,770,397	61.9%	5,351,429	60.9%
Fidelity Freedom 2040 Fund	5,246,783	55.4%	3,343,374	50.4%
Fidelity Freedom Income Fund	804,992	69.4%	427,617	75.9%
Fidelity Low-Priced Stock Fund	6,035,140	79.7%	4,334,345	80.8%
Fidelity Retirement Money Market	1,075,894	92.0%	1,036,244	85.5%
Harbor International Administrative	3,241,710	80.3%	2,703,712	77.8%
JPMorgan Mid Cap Growth Select	3,388,194	68.6%	2,083,440	66.0%
Legg Mason CBA Aggressive Growth I	1,070,235	63.2%	487,399	59.7%
Mainstay Large Capital Growth 1	208,930	66.7%	62,082	95.0%
Spartan 500 Index Investment	7,626,799	77.1%	5,599,802	75.5%
Spartan Extended Market Index Fund	2,319,818	79.6%	1,638,221	79.9%
Spartan International Index	142,645	72.4%	20,833	74.4%
Spartan U.S. Bond Index	3,075,282	72.2%	3,893,772	76.1%
Vanguard Inflation Protected Securities	815,250	82.2%	1,760,699	95.6%

	74,881,648		59,961,040
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	8,384,429	82.0%	6,486,752	81.8%
Common/Collective Trust
Fidelity Managed Income Portfolio Fund	3,386,599	76.2%	3,981,100	77.9%

	$86,652,676		$70,428,892

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2013, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation in Fair Value of Investments	Interest and Dividends	Net Investment Income	Shares in Net Investment Income
American Beacon Funds Large Cap Value Institutional	$626,471	$39,143	$665,614	60.9%
American Beacon Funds Small Cap Value Intitutional	470,643	205,028	675,671	78.5%
Baron Small Cap Institutional	253,721	39,169	292,890	77.6%
Brokerage Link	123,816	42,676	166,492	98.6%
Eagle Materials Inc. Common Stock	2,091,793	—	2,091,793	82.0%
Fidelity Freedom 2000 Fund	20,582	171,945	192,527	39.1%
Fidelity Freedom 2010 Fund	579,028	176,656	755,684	81.8%
Fidelity Freedom 2020 Fund	1,015,999	467,450	1,483,449	77.3%
Fidelity Freedom 2030 Fund	900,080	231,811	1,131,891	62.2%
Fidelity Freedom 2040 Fund	603,048	237,933	840,981	54.7%
Fidelity Freedom Income Fund	424	30,551	30,975	66.1%
Fidelity Low-Priced Stock Fund	1,127,632	372,933	1,500,565	79.7%
Fidelity Managed Income Portfolio Fund	—	34,455	34,455	77.6%
Fidelity Retirement Money Market	—	90	90	92.2%
Harbor International Administration	384,984	60,213	445,197	77.7%
JPMorgan Mid Cap Growth Select	645,663	306,460	952,123	33.4%
Legg Mason CBA Aggressive Growth I	267,038	7,529	274,567	60.8%
Mainstay Large Capital Growth 1	38,324	9,387	47,711	69.3%
Spartan 500 Index Institution	1,724,801	138,539	1,863,340	76.3%
Spartan Extended Market Index Fund	574,246	68,489	642,735	79.8%
Spartan International Index	15,419	3,476	18,895	69.1%
Spartan U.S. Bond Index	(164,535)	77,862	(86,673)	72.2%
Vanguard Inflation Protected Securities	(150,494)	23,526	(126,968)	89.9%

	$11,148,683	$2,745,321	$13,894,004	73.4%

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The Plan had no significant uncertain tax positions for the year ended December 31, 2013. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the Internal Revenue Service for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$68,175,868	$55,910,933
Employers’ contributions receivable	(3,932,247)	(2,803,875)
Excess contributions payable	38,617	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	38,886	88,818

Net assets available for benefits per Form 5500	$64,321,124	$53,195,876

The Form 5500 has certain income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2013 or 2012.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 002

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$ —	$63,059,737
*	Participants	Loans with interest rates from 5.25% to 9%	$ —	$1,261,387

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

Date: June 26, 2014	By:	/s/ David B. Powers
David B. Powers Chairman, Administrative Committee

INDEX TO EXHIBIT

Profit Sharing and Retirement Plan of Eagle Materials Inc.

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed Herewith